[BLANK ROME LLP LETTERHEAD]

Phone:	(202) 772-5846
Fax:	(202) 572-8376
Email:	allen-tr@blankrome.com

October 28, 2010

Vincent DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Rogé Partners Fund (the “Fund”)
SEC File Numbers: 333-114860 and 811-21571

Dear Mr. DiStefano:

On behalf of the Fund, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on October 1, 2010, regarding Amendment #8/Amendment #9 to the Fund’s registration statement on Form N-1A filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) on August 31, 2010.

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

Cover Page

1.

Comment.  On the cover page, delete the text “Advised by: R.W. Rogé & Company, Inc., 630 Johnson Avenue, Suite 103, Bohemia, New York 11716”.

Response:  The Fund has deleted the text.

2.

Comment.  Under “Fund Summary,” move the second sentence to the “Principal Investment Strategies” section and move the third sentence to Item 9 (Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings) of the prospectus.

Response:  The information contained in the second sentence regarding how the Fund pursues its investment objective is already reflected in the “Principal Investment Strategies” section and therefore this sentence has been deleted, but not been moved to Item 9.  The third sentence has been moved as requested. The disclosure under “Fund Summary” reads as follows:

Investment Objective: The investment objective of the Fund is to seek total return.

3.

Comment. Under “Fees and Expenses of the Fund,” conform the first three paragraphs to the requirements of Form N-1A.

Response:  The Fund has deleted the first four paragraphs and replaced it with the following disclosure:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The Fund is a no load fund and did not include disclosure regarding sales charge discounts as these are not applicable to the Fund.

4.

Comment. Delete footnote (1) to the “Annual Fund Operating Expenses” table.

Response:  The Fund has deleted the footnote.

5.

Comment. Add the “Acquired Fund Fees and Expenses” caption to the “Annual Fund Operating Expenses” table.

Response:  The Fund has added the “Acquired Fund Fees and Expenses (Underlying Funds)” caption directly above the “Total Annual Fund Operating Expenses.” The Prospectus refers to “Acquired Funds” as “Underlying Funds” and the alternate term may be included in parenthesis following the caption per Instruction 3.f(i) of Item 3 of Form N-1A.

6.

Comment. Add the reference to footnote (2) to the “Annual Fund Operating Expenses” table.

Response:  The Fund has added the footnote reference after the caption, “Acquired Fund Fees and Expenses (Underlying Funds).” The footnotes have been renumbered due to the deletion requested in Comment 4 above, therefore this is now footnote (1).

7.

Comment. Revise footnote (2) to the “Annual Fund Operating Expenses” table to discuss acquired fund fees and expenses.

Response:  The footnotes have been renumbered due to the deletion requested in Comment 4 above, therefore this is now footnote (1). The Fund has revised the footnote as follows:

Acquired Fund Fees represents the total fees and operating expenses of the Underlying Funds and is not a direct expense incurred by the Fund or deducted from Fund assets.  Because this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial statements and other areas of this prospectus do not include this figure.

8.

Comment. In the “Annual Fund Operating Expenses” table, add the two captions required by Form N-1A relating to expense reimbursements and fee waivers.

Response:  The Fund has added the following captions below “Total Annual Fund Operating Expenses”:

Fee Waiver and Expense Reimbursement(2)	0.47%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements	2.94%

9.

Comment.  Revise footnote (3) to the “Annual Fund Operating Expenses” table to reflect the information relevant to the two captions that should be added to the table regarding expense reimbursements and fee waivers.  Disclose who can terminate the expense reimbursement agreement with the Adviser and under what circumstances. Delete the last sentence of footnote (3).

Response:  Due to the deletion requested in Common 4 above, this footnote is now footnote (2). The Fund has revised this footnote as follows:

R.W. Rogé & Company, Inc. (the “Adviser”) has agreed contractually to waive its management fee and to reimburse expenses (other than expenses relating to dividends on securities sold short, extraordinary or non-recurring expenses and expenses relating to Underlying Funds), at least until June 30, 2011, such that total annual fund operating expenses do not exceed 1.99% of the Fund’s average daily net assets subject to possible recoupment from the  Fund in future years on a rolling three year basis (within three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.  No reimbursement amount will be paid to the Adviser in any fiscal quarter unless the Board of Trustees of Rogé Partners Funds (the “Trust”) has determined in advance that a reimbursement is in the best interest of the Fund and its shareholders. Subject to annual approval by a majority of the non-interested Trustees of the Board, this arrangement will remain in effect at least until June 30, 2011 unless and until the Adviser or a majority of the non-interested Trustees of the Board terminate this agreement upon 90 days notice.

10.

Comment. In the Example, combine the two paragraphs preceding the table as follows: “Example:  This example is intended to help you compare the cost of investing in shares of the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the Year 1 example and the first year of the Year 3 example below reflect the effect of the Adviser’s expense limitation agreement.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:”

Response:  The Fund has revised the disclosure as requested above.

11.

Comment.  Revise the disclosure relating to “Portfolio Turnover” to comply with Form N-1A.

Response:  The Fund has deleted the disclosure relating to Portfolio Turnover and replaced it with the following disclosure:

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 43% of the average value of its portfolio.

12.

Comment.  In the first paragraph of the “Principal Investment Strategies” section of the prospectus summary, identify the types of foreign and domestic securities and convertible securities the Fund may invest in.  With respect to convertible securities, explain if this includes “junk” securities.  In addition, explain the difference between “sponsored or unsponsored” facilities and the significance of “direct investments.”

Response:  The Fund has deleted the first paragraph and replaced it with the following disclosure:

The Fund is non-diversified under federal securities laws. The principal investment strategy of the Fund is to invest in i) open-end and closed-end management investment companies and, to a minor extent, unit investment trusts (collectively, the “Underlying Funds”); and ii) to a lesser extent, equity securities of U.S. and foreign companies, including American Depositary Receipts (“ADRs”).  Underlying Funds may include exchange-traded funds (“ETFs”) that can be either open-end management investment companies or unit investment trusts, and are generally designed to provide investment results that correspond to a securities index.  Equity securities in which the Fund may invest include, but are not limited to, common and preferred stock, and convertible securities, including rated and unrated securities, of U.S. and foreign companies.  The Fund may purchase ADRs that are issued in cooperation with the foreign company whose stock underlies the ADRs (“sponsored ADRs”) or ADRs that are issued without the involvement of the foreign company whose stock underlies the ADR (“unsponsored ADRs”). The Fund may only invest up to 25% of its net assets in foreign equity securities listed on a foreign exchange.  The Adviser considers a combination of broad economic and financial indicators as well as the analyses of specific issuers to assess risk vs. return of prospective equity investments. The proportion of Fund assets invested in Underlying Funds or directly in equities may vary depending on a number of factors, including investment strategies, market conditions and outlook for the global economy.

13.

Comment.  In the second and third paragraphs of the “Principal Investment Strategies” section of the prospectus summary, define all terms and do not use investment jargon. State in plain English how the Fund decides what to buy and sell.

Response:  The Fund has deleted the second and third paragraphs as it has determined that these paragraphs are not required by Item 4(a) of Form N-1A.

14.

Comment. The fourth paragraph of the “Principal Investment Strategies” of the prospectus summary section states the Fund’s average holding period for an investment is in the “four-to-six-year range.” Why is the Fund buying unit investment trusts that generally have a term of less than four to six months?

Response:  The Fund intends to have an average holding period for an investment of four-to-six years.  However, the Fund may make investments in unit investment trusts that have a shorter term to offset longer positions held by the Fund or when the Fund’s adviser has identified certain opportunities for the Fund.  The Fund has deleted this paragraph from the prospectus summary as it has determined that it is not required by Item 4(a) of Form N-1A.

15.

Comment.  The fifth paragraph of the “Principal Investment Strategies” of the prospectus summary section states the Fund “may invest up to 15% of its net assets in illiquid securities.”  If this is not a principal strategy, move to Item 9 of the prospectus.  If it is a principal strategy change “may” to “will.”

Response:  This paragraph has been deleted from the prospectus summary as it is not a principal investment strategy.  This paragraph has been combined with a similar paragraph describing illiquid securities in Item 9.  This new disclosure in Item 9 is as follows:

The Fund may invest up to 15% of the value of its net assets in illiquid securities, provided such investments are consistent with the Fund's investment objective. An illiquid security is one that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price used to determine the Fund’s net asset value. Limited partnerships, private offerings of non-publicly distributed hedge funds, IPOs, warrants, repurchase agreements maturing in more than seven days, negotiable fixed time deposits with maturities over seven days, certain securities sold in private placements with restrictions on resale and not freely traded (including, but not limited to private investment in public equity (“PIPE”) investments) and other investments determined not to be readily marketable, are examples of illiquid securities in which the Fund may invest.  The Fund may take relatively large ownership positions in some companies that the Adviser deems particularly qualified. The Fund may own more than 5% of a company’s equity securities and may own up to 15% of some companies. The Fund has specific securities valuation procedures in place to fair value illiquid securities held by the Fund.

16.

Comment.  The sixth paragraph of the “Principal Investment Strategies” of the prospectus summary section states the Fund “may use derivates” and “may engage in short-selling.”  If these are not principal strategies, move to Item 9 of the prospectus.  It they are principal strategies change “may” to “will.”  In addition, the Fund should state which derivates it may use and how are they used as explained in the July 30, 2010 Letter to ICA from the SEC.

Response:  This paragraph has been deleted from the prospectus summary as the use of derivatives and short-selling are not principal investment strategies. The disclosure regarding short-selling has been moved to Item 9 and revised as follows:

The Fund also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

The disclosure regarding derivative securities has been deleted from the prospectus summary and has not been moved to Item 9 as this is not a current investment strategy of the Fund.

17.

Comment.  In the “Underlying Funds” subsection of the “Principal Investment Strategies” section of the prospectus summary, define all terms and do not use investment jargon.  Also describe how the Fund decides what securities to buy and sell.

Response:  The Fund has deleted this subsection as it has determined that it is not required by Item 4(a) of Form N-1A.

18.

Comment.  In the second paragraph of the “Underlying Funds” subsection of the “Principal Investment Strategies” section of the prospectus summary, explain who receives the Rule 12b-1 distribution fees.

Response: Rule 12b-1 distribution fees from the purchase of Underlying Funds are currently being held by the Fund’s custodian.  However, the Fund’s administrator is evaluating this arrangement and the administrator intends to provide the Rule 12b-1 distribution fees generated from the purchase of Underlying Funds to the Fund in the future.  This disclosure has been deleted from the prospectus summary as the Fund has determined it is not required by Item 4(a) of Form N-1A, and has been revised in Item 9 of the prospectus to state that the Fund will receive the Rule 12b-1 fees in the future.

19.

Comment.  In the “Principal Investment Strategies” section of the prospectus summary, why is there a description of both Underlying Funds and Direct Investments?

Response: The Fund has deleted these descriptions as it has determined that it is not required by Item 4(a) of Form N-1A.  However, the Fund invests approximately 90% of its assets in Underlying Funds and the first paragraph of the “Principal Investment Strategies” section of the prospectus summary has been revised to reflect the limited use of investments in securities of U.S. and foreign companies.

20.

Comment.  In the “Direct Investments” subsection of the “Principal Investment Strategies” section of the prospectus summary, define all terms and do not use legal jargon.  In addition, in the last paragraph, explain the “other investment practices” used by the Fund.  If these “other investment practices” are not principal strategies, move to Item 9 of the prospectus.

Response:  The “Direct Investments” subsection has been deleted from the prospectus summary because it is not a principal investment strategy of the Fund and it is not required by Item 4(a) of Form N-1A.  This subsection has been included in Item 9 of the prospectus.

21.

Comment.  In the Principal Investment Risks section of the prospectus summary, in “Non-Diversification Risks,” move the first sentence to the Principal Strategies Section and delete “As a result,” which is the first clause of the second sentence.

Response:  The Fund has revised the Non-Diversification Risks disclosure as follows:

•

Non-Diversification Risks. Because the Fund is not diversified, each holding will have a greater impact on the Fund’s total return, and the Fund’s share value could fluctuate more than if more securities were held in the portfolios.

The Fund has moved the following sentence to the beginning of the “Principal Investment Strategies” section of “Additional Information About Principal Investment Strategies and Related Risks”:

The Fund is non-diversified under federal securities laws.

22.

Comment.  In the “Principal Investment Risks” section of the prospectus summary, in “Illiquid Securities Risk,” move the first four sentences and last sentence to the Principal Investment Strategies Section.

Response:  Pursuant to Comment 15 above, this risk has been deleted from the prospectus summary as investments in illiquid securities is not a principal investment strategy of the Fund.  The first four sentences and the last sentence have been combined with disclosures currently in the Principal Investment Strategies section, as described in Comment 15 above. The following risk has been added to the section, “Other Potential Risks”:

•

Illiquid Securities Risk.   Depending on market conditions and trading volume, disposing of such holdings could be more difficult than if the Fund owned a smaller amount. Because selling a large position may take longer, the Fund may be more susceptible to price fluctuations.

23.

Comment.  In the “Principal Investment Risks” section of the prospectus summary, please add risks related to derivatives and short-selling, as these are described in the Principal Strategies Section.

Response:  Pursuant to Comment 15, the use of derivatives and short-selling are not principal investment strategies of the Fund and so these risks have not been added to this section.

24.

Comment.  In the Performance section, please delete the first paragraph and revise as follows: “Performance: The bar chart and table below help show the returns and risks of investing in the Rogé Partners Fund. The bar chart provides some indication of the risks of investing in the Fund by showing changes in the yearly performance of the Fund’s shares over the lifetime of the Fund. The performance table compares the performance of the Fund over time to the performance of a broad measure of market performance. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.”

Response:  The Fund has revised the disclosure as requested above.

25.

Comment. In the table below the Performance Bar Chart, change the caption “Calendar Year to Date” to “Calendar Year to September 30, 2010.”

Response:  The Fund has revised the disclosure as requested above.

26.

Comment.  In the Average Annual Total Returns table, (i) delete the reference to footnote (1) and replace it with the following, “(October 1, 2004)”, (ii) delete the reference to footnote (2), (iii) make the text of footnote (2) a paragraph of text below the table, (iv) delete the reference to footnote (3) and replace it with the following, “(does not reflect any fees or expenses)”, and (v) delete footnote (3).

Response:  The Fund has deleted the table and related footnotes and replaced them with the following disclosure:

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2009)

	One Year	Since Inception (October 1, 2004)
Rogé Partners Fund
Return before taxes	18.86%	1.06%
Return after taxes on distributions	18.77%	0.65%
Return after taxes on distributions and sale of Fund shares	12.26%	0.88%
S&P 500®Index (does not reflect any fees and expenses)	26.46%	1.81%

After-tax returns were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

27.

Comment.  In the management section, revise the Investment Adviser disclosure as follows: “Investment Adviser: R.W. Rogé & Company, Inc. (the “Adviser”).”

Response:  The Fund has revised the disclosure as requested above.

28.

Comment.  In the management section, revise the disclosure regarding Mr. Steven M. Rogé as follows: “Mr. Steven M. Rogé has served as a Portfolio Manager with the Adviser and as co-Portfolio Manager of the Fund since October 2004.”

Response:  The Fund has revised the disclosure as requested above.

29.

Comment.  In the Purchase and Sale of Fund Shares section, revise the disclosure as follows: “Purchase and Sale of Fund Shares:  The minimum initial investment amount for regular accounts is $5,000, and for tax-deferred accounts, $2,500.  The minimum subsequent investment is $100.  You may redeem shares of the Fund on any day that the New York Stock Exchange is open for trading by written request, telephone, or the Fund's website.”

Response:  The Fund has revised the disclosure as requested above.

30.

Comment. Conform the “Tax Information” section to meet the requirements of Item 7 of Form N-1A, verbatim if possible, and combine the two paragraphs of this section into one paragraph.

Response:  The Fund has deleted the Tax Information and Taxes on Distributions sections and replaced them with the following disclosure:

Tax Information: The Fund intends to make distributions that may be taxed as ordinary income or capital gains.

31.

Comment. Please add disclosure required by Item 8, Financial Intermediary Compensation, of Form N-1A, if applicable.

Response: The Fund has not included the statement required by Item 8 of Form N-1A because the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

32.

Comment. In the “Other Potential Risks” section of Item 9 of the prospectus, are Leveraging Risk, Defensive Strategies, Short-Sale Risk and Derivatives Risk principal risks, given the disclosure regarding what the Fund invests in?

Response: Leveraging Risk, Defensive Strategies and Short-Sale Risk are not principal investment risks of the Fund.  Derivatives Risks is not a risk of the Fund as the Fund does not currently use derivatives as part of its investment strategy.  Therefore, this risk has been deleted.

33.

Comment.  In the discussion of Derivates Risks in “Other Potential Risks,” add disclosure regarding counterparty defaults.

Response: The Fund has deleted this risk as the use of derivatives is not an investment strategy of the Fund.

34.

Comment.  The last paragraph of the section, “How Shares Are Priced,” describes the valuation of the Fund’s assets that are invested in open-end management investment companies.  Describe the valuation of the Fund’s assets that are invested in ETFs and closed-end management investment companies.

Response: The Fund has added the following disclosure:

With respect to any portion of the Fund’s assets that are invested in ETFs or one or more closed-end management investment companies that are registered under the Investment Company Act of 1940, as amended, the Fund’s net asset value is calculated based upon the last sales price on the exchange or the over-the-counter market in which such securities are normally traded, or in the absence of recorded sales, the mean between the closing bid and ask prices, or, if no mean price is available, at the last bid.

35.

Comment.  In the “Timing of Requests” subsection of “How to Purchase Shares,” define or describe “good order” as it is used in the following sentence:  “Your price per share will be the NAV next computed after the Fund or its agents receive your request in good order.”

Response: The following disclosure has been added to the end of this subsection:

“Good order” means your letter of instruction includes:

•

The name of the Fund

•

The number of shares or the dollar amount of shares to be redeemed

•

Signatures of all registered shareholders exactly as the shares are registered

•

The account number

36.

Comment.  Please add the following parenthetical at the end of the second sentence of the second paragraph in the “Payment of Redemption Proceeds” subsection: “(which may take up to 15 days from date of purchase).”

Response:  The Fund has deleted the second sentence of the second paragraph and replaced it with the following disclosure:

Redemption proceeds (other than exchanges) may be delayed until money from prior purchases sufficient to cover your redemption has been received and collected (which may take up to 15 days from date of purchase).

37.

Comment.  The Statement of Additional Information states that the following is a non-fundamental policy:  The Fund may not: (1) make further investments when 25% or more of its total assets would be invested in any one industry (securities issued or guaranteed by the United States government, its agencies or instrumentalities are not considered to represent industries).”  This must be a fundamental policy as required by the Investment Company Act of 1940.

Response: The Fund has moved this policy to the prior section discussing fundamental policies of the Fund.

38.

Comment.  In the last paragraph of the non-fundamental policies in the Statement of Additional Information, the Fund must reduce its borrowings within three days, not three business days, if the Fund’s borrowings exceed 33 1/3% of the total assets at any time.  Delete “business” from this paragraph.

Response: The Fund has deleted the second sentence of the last paragraph and replaced it with the following disclosure:

However, if the Fund’s borrowings exceed 33 1/3% of total assets at any time, the Fund must reduce its borrowings within three days thereafter.

*    *    *    *    *    *    *    *    *    *

In connection with this response to the Staff’s comments, the Fund, hereby states the following:

(1)

The Fund acknowledges that in connection with the comments made by the Staff regarding the Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)

The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Tifarah Allen

Tifarah Allen

www.BlankRome.com